August 2006 Yamana / Viceroy Combination

All monetary amounts in U.S. dollars unless otherwise stated This presentation contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Yamana. Forward-looking statements include, but are not limited to, statements with respect to estimated production, synergies and financial impact of completed proposed acquisitions; the benefits of the acquisitions and the development potential of Yamana's properties; the future price of gold and copper; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Yamana to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tones mined, crushed or milled; variations in relative amounts of refractory, non-refractory and transition ores; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; the businesses of acquisitions not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing on the anticipated benefits from the acquisitions or not realizing on such anticipated benefits within the expected time frame; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to in the current annual Management's Discussion and Analysis and current Annual Information Form of each of Yamana and Viceroy filed with the securities regulatory authorities in Canada and available at www.sedar.com, and Yamana's and Viceroy's Annual Reports on Form 40-F filed with the United States Securities and Exchange Commission. Although management of of Yamana has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Yamana does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Comparative market information is as of a date prior to the date of this presentation. Cautionary Statement

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES This presentation uses the terms "Measured", "Indicated" and "Inferred" Resources. United States investors are advised that while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission does not recognize them. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. CASH COSTS "Total cash cost" figures for gold production are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. Yamana has included in its total cash costs underground development costs. These costs are then divided by ounces produced to arrive at the cash operating costs of production. Total cash costs are then divided by ounces produced to arrive at the total cash costs of production. The measure, along with production, is considered to be a key indicator of a company's ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP. ADDITIONAL INFORMATION This presentation does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Yamana or Viceroy. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada. Yamana plans to file an offer and take-over bid circular with Canadian provincial securities regulators. Yamana also intends to file with the U.S. Securities and Exchange Commission a Registration Statement on Form F-8 as well as a Schedule 14D-1F tender offer statement both of which will include the offer and take-over bid circular. Investors and security holders are urged to read the offer and take-over bid circular regarding the proposed business combination transaction referred to in the foregoing information when these documents become available, because they will contain important information. Investors may obtain a free copy of the offer and take-over bid circular when they become available and other documents filed by Yamana with the Canadian provincial securities regulators on SEDAR at www.sedar.com, and with the SEC at the SEC's website at www.sec.gov. The offer and take-over bid circular and these other documents may also be obtained for free, once they have been mailed, on Yamana's website or by directing a request to Yamana.

Yamana Gold / Viceroy Combination Adds a world class development project and district - resource update expected to be completed by the end of August Deepens Yamana's presence in Latin America Projected production of one million ounces of gold per year by 2008 (not including Yamana's other development stage projects) Adds long term, low cost gold production and potential from Gualcamayo Leverages both companies' operating experience Provides operational and construction experience from Yamana Adds exploration and operational depth from Viceroy, particularly in Argentina Further strengthens Yamana's position among the top intermediate global gold producing companies

Transaction Overview 0.97 Yamana shares per Viceroy share 27.0% premium(1) to Viceroy over 20-day volume-weighted average share price Offer expires 35 days following mailing with a minimum 66 2/3rds take-up required Termination fee of 3.25% of Viceroy's market capitalization on a fully-diluted basis Lock-ups in place with management and Board of Directors Take-Over Offer (1) As at August 16, 2006. Source: Bloomberg. Pro Forma Yamana

San Andres Sao Vicente Sao Francisco Ernesto C1 Santa Luz Jacobina Fazenda Brasileiro Fazenda Nova Chapada Gualcamayo Latin America - World Class HONDURAS BRAZIL ARGENTINA Yamana Viceroy

Strategic Fit Yamana's mine building experience at Chapada and Sao Francisco will benefit the development of Gualcamayo Similarity of mining methods at Sao Francisco and Gualcamayo will help start- up Ability to leverage Brazilian low capital cost structure Strong management combination with shared strategic outlook and complementary skills Viceroy's senior management provide talented exploration and operational experience to Yamana in new prospective areas of South America Operations and cash flow from Yamana give value to Viceroy shareholders High quality of Santa Elina, Itapicuru and Jacobina gold belts add highly prospective exploration upside and diversification to Viceroy shareholders Fully funded with increased cash position

Transaction Rationale Adds top quality resources and gold district to Yamana's long-term growth plan Provides future low-cost ounces with low capital costs Materially increases Yamana's growth profile among intermediate peers Justifies a higher valuation for Yamana: value bump from combination Rounds out Yamana's management with integration of Viceroy's "stand- alone" team in Argentina Premium received Ability to develop Gualcamayo while maintaining and accelerating exploration upside Cash from Yamana's balance sheet, cash flow and unused leverage to finance project construction Facilitates the development of Gualcamayo through Yamana's proven mine building, construction and operations expertise Value bump from combination Increased liquidity and attention of investment community

Success in Past Combinations Announced February 22, 2006 and completed April 5, 2006 0.6 Yamana shares per share of Desert Sun Mining Total return(1) to Desert Sun Mining shareholders to date of 35.5% Announced December 4, 2005 and completed February 28, 2006 0.12 Yamana shares per share of RNC Gold Total return(1) to RNC Gold shareholders to date of 110.0% Date Yamana S&P/TSX Gold Index Announced 2/15/2006 1 1 2/16/2006 1.040509259 1.026827626 2/17/2006 1.077546296 1.028798045 2/20/2006 1.099537037 1.048153044 2/21/2006 1.138888889 1.037128676 2/22/2006 1.123842593 1.054373581 1.123842593 2/23/2006 1.128472222 1.012550819 2/24/2006 1.19212963 1.033566957 2/27/2006 1.180555556 1.001177263 2/28/2006 1.18287037 0.997655451 3/1/2006 1.180555556 1.01258075 3/2/2006 1.190972222 1.05231836 3/3/2006 1.216435185 1.050477639 3/6/2006 1.208333333 1.031117651 3/7/2006 1.174768519 1.018621705 3/8/2006 1.140046296 0.992292919 3/9/2006 1.15162037 0.97989674 3/10/2006 1.167824074 0.997226449 3/13/2006 1.172453704 1.004783877 3/14/2006 1.18287037 1.013877734 3/15/2006 1.178240741 1.022682264 3/16/2006 1.178240741 1.019644327 3/17/2006 1.19212963 1.025680293 3/20/2006 1.167824074 1.025904771 3/21/2006 1.123842593 1.007971466 3/22/2006 1.116898148 1.003541765 3/23/2006 1.134259259 1.007078542 3/24/2006 1.168981481 1.036954082 3/27/2006 1.226851852 1.066236001 3/28/2006 1.209490741 1.043992717 3/29/2006 1.24537037 1.081061532 3/30/2006 1.261574074 1.108657372 3/31/2006 1.244212963 1.103584167 4/3/2006 1.296296296 1.123822114 4/4/2006 1.394675926 1.123009004 4/5/2006 1.46412037 1.149886514 4/6/2006 1.465277778 1.174130147 4/7/2006 1.503472222 1.154640461 4/10/2006 1.465277778 1.154605542 4/11/2006 1.388888889 1.117791136 4/12/2006 1.369212963 1.132472003 4/13/2006 1.354166667 1.14290774 4/17/2006 1.467592593 1.188716235 4/18/2006 1.446759259 1.196388397 4/19/2006 1.472222222 1.228329135 4/20/2006 1.359953704 1.16678722 4/21/2006 1.40625 1.200733295 4/24/2006 1.373842593 1.194722271 4/25/2006 1.386574074 1.205736662 4/26/2006 1.422453704 1.223994213 4/27/2006 1.357638889 1.172942908 4/28/2006 1.427083333 1.218192702 5/1/2006 1.446759259 1.232793755 5/2/2006 1.417824074 1.252133789 5/3/2006 1.376157407 1.237263363 5/4/2006 1.41087963 1.270815354 5/5/2006 1.417824074 1.290040655 5/8/2006 1.40625 1.286119772 5/9/2006 1.545138889 1.32889033 5/10/2006 1.546296296 1.33176365 5/11/2006 1.498842593 1.304551917 5/12/2006 1.446759259 1.264230664 5/15/2006 1.30787037 1.177178061 5/16/2006 1.265046296 1.168782581 5/17/2006 1.19212963 1.130152396 5/18/2006 1.186342593 1.115142294 5/19/2006 1.193287037 1.11228394 5/23/2006 1.199074074 1.135330357 5/24/2006 1.15162037 1.09246003 5/25/2006 1.228009259 1.124046592 5/26/2006 1.247685185 1.132062954 5/29/2006 1.295138889 1.148215399 5/30/2006 1.25 1.122245779 5/31/2006 1.31712963 1.131958197 6/1/2006 1.278935185 1.13194822 6/2/2006 1.300925926 1.136477689 6/5/2006 1.266203704 1.109714913 6/6/2006 1.21412037 1.085421395 6/7/2006 1.201388889 1.056448757 6/8/2006 1.173611111 1.036609882 6/9/2006 1.164351852 1.019749083 6/12/2006 1.087962963 0.977691866 6/13/2006 1.00462963 0.950485122 6/14/2006 1.034722222 0.966802185 6/15/2006 1.126157407 1.017359639 6/16/2006 1.144675926 1.017254882 6/19/2006 1.097222222 0.978819245 6/20/2006 1.116898148 0.998982366 6/21/2006 1.165509259 1.036235752 6/22/2006 1.186342593 1.02940663 6/23/2006 1.234953704 1.058863143 6/26/2006 1.224537037 1.062080662 6/27/2006 1.150462963 1.031461851 6/28/2006 1.144675926 1.027456164 6/29/2006 1.221064815 1.078951438 6/30/2006 1.268518519 1.105564562 7/4/2006 1.302083333 1.131234879 7/5/2006 1.284722222 1.120519791 7/6/2006 1.313657407 1.13194822 (1) Based on price prior to announcement of business combination with Yamana to August 16, 2006. Includes premium received on acquisition. Date Yamana S&P/TSX Gold Index Announced 11/28/2005 1 1 11/29/2005 1.008960573 0.99588869 11/30/2005 0.987455197 0.970811361 12/1/2005 1.066308244 0.99874392 12/2/2005 1.003584229 0.976411153 12/5/2005 1.048387097 0.974015195 1.048387097 12/6/2005 1.116487455 0.994748812 12/7/2005 1.141577061 1.017972455 12/8/2005 1.146953405 1.030865256 12/9/2005 1.100358423 1.018481527 12/12/2005 1.150537634 1.009500833 12/13/2005 1.143369176 0.999081457 12/14/2005 1.139784946 0.975935281 12/15/2005 1.200716846 0.991345776 12/16/2005 1.252688172 1.004321579 12/19/2005 1.213261649 1.006734137 12/20/2005 1.207885305 0.996685499 12/21/2005 1.200716846 1.015963834 12/22/2005 1.261648746 1.034882498 12/23/2005 1.26702509 1.037029454 12/28/2005 1.372759857 1.060513167 12/29/2005 1.403225806 1.086791242 12/30/2005 1.379928315 1.069847998 1/3/2006 1.446236559 1.121408137 1/4/2006 1.55734767 1.139109456 1/5/2006 1.523297491 1.137897643 1/6/2006 1.546594982 1.172769075 1/9/2006 1.541218638 1.174003021 1/10/2006 1.555555556 1.164806525 1/11/2006 1.550179211 1.154724686 1/12/2006 1.53046595 1.155748363 1/13/2006 1.519713262 1.17294061 1/16/2006 1.523297491 1.198859015 1/17/2006 1.464157706 1.169437973 1/18/2006 1.394265233 1.138749786 1/19/2006 1.476702509 1.178540402 1/20/2006 1.480286738 1.158171989 1/23/2006 1.514336918 1.170516985 1/24/2006 1.487455197 1.150253706 1/25/2006 1.514336918 1.166411208 1/26/2006 1.605734767 1.174694695 1/27/2006 1.598566308 1.182363975 1/30/2006 1.686379928 1.204303872 1/31/2006 1.64874552 1.23060408 2/1/2006 1.720430108 1.227057177 2/2/2006 1.833333333 1.220494575 2/3/2006 1.82437276 1.191660073 2/6/2006 1.867383513 1.217423542 2/7/2006 1.759856631 1.152273394 2/8/2006 1.734767025 1.138013845 2/9/2006 1.784946237 1.145179586 2/10/2006 1.722222222 1.129165952 2/13/2006 1.620071685 1.103756619 2/14/2006 1.605734767 1.133631399 2/15/2006 1.548387097 1.109251277 2/16/2006 1.611111111 1.139009855 2/17/2006 1.668458781 1.141195545 2/20/2006 1.702508961 1.162665103 2/21/2006 1.76344086 1.150436308 2/22/2006 1.740143369 1.169565241 2/23/2006 1.747311828 1.123173289 2/24/2006 1.845878136 1.146485467 2/27/2006 1.827956989 1.110557157 2/28/2006 1.831541219 1.106650583 3/1/2006 1.827956989 1.12320649 3/2/2006 1.844086022 1.167285484 3/3/2006 1.883512545 1.165243663 3/6/2006 1.870967742 1.143768571 3/7/2006 1.818996416 1.129907426 3/8/2006 1.765232975 1.100702187 3/9/2006 1.783154122 1.08695171 3/10/2006 1.808243728 1.106174711 3/13/2006 1.815412186 1.114557799 3/14/2006 1.831541219 1.124645171 3/15/2006 1.82437276 1.134411607 3/16/2006 1.82437276 1.131041772 3/17/2006 1.845878136 1.137737175 3/20/2006 1.808243728 1.137986178 3/21/2006 1.740143369 1.118093636 3/22/2006 1.729390681 1.113179985 3/23/2006 1.756272401 1.117103159 3/24/2006 1.810035842 1.150242639 3/27/2006 1.899641577 1.182723646 3/28/2006 1.872759857 1.158050254 3/29/2006 1.928315412 1.199168885 3/30/2006 1.953405018 1.229779605 3/31/2006 1.926523297 1.224152146 4/3/2006 2.007168459 1.246601114 4/4/2006 2.159498208 1.245699172 4/5/2006 2.26702509 1.275513084 4/6/2006 2.268817204 1.302405365 4/7/2006 2.327956989 1.280786406 4/10/2006 2.268817204 1.280747672 4/11/2006 2.150537634 1.239911244 4/12/2006 2.120071685 1.256196015 4/13/2006 2.096774194 1.267771869 4/17/2006 2.272401434 1.318585001 4/18/2006 2.240143369 1.327095357 4/19/2006 2.279569892 1.362525661

2005 2006 2007 2008 Long Term Fazenda Nova Faz Brasileiro Jacobina San Andres Sao Francisco Chapada Continuing to Deliver Jacobina Expansion (Phase I) Gualcamayo Sao Vicente C1 Santa Luz Jacobina Expansion (Phase II) Ernesto Santa Elina Belt Rio Itapicuru Belt Jacobina Belt Gualcamayo district Proven ability to add value by building, buying and exploring Demonstrated history of delivering on projects Business acumen to provide acquisition value to Yamana and partner shareholders Competent exploration team working on world-class gold belts continues to find ounces Prudent history of financing all projects and reducing cost of capital: copper and currency hedging, equity financings, warrant restructuring, debt repayment

Viceroy estimated production is subject to receipt of a positive feasibility study and construction of a mine at Gualcamayo. Includes completion of Chapada in 2006, expansion of Jacobina up to 230,000 ounces per year by late 2008 and development of Sao Vicente and C1 Santa Luz properties by 2008. Gold Production 2006E 2007E 2008E 2009E 2010E Yamana Production 456448 640525 688468 657477 628316 Viceroy Production 97224 200811 159093 Development 85000 170000 170000 Pro Forma Cash Cost 292 -95 -55 125 171 Chapada Cu 101499 177281 Exceptional Production Growth Profile

Assumes $525/oz Au price for 06 & 07, $450 for 08; $2.00/lb Cu. 2006E shown on six-month basis. 2006E 2007E 2008E Operating Cash Flow 35.81 303.8 469.15 G&A, Taxes, Exploration & Other -38.64 -44.9 -96.13 Capital Expenditures -90 -108.1 -64.4 Dividend -3.41 -13.63 -13.63 Projected Y/E Cash Position 129.47 266.63 561.62 Growing Cash Balances

P/2008E Cash Flow P/NAV EV/Resource Oz. Source: Various independent public research reports. Peer group includes Kinross Gold, Agnico-Eagle, Centerra, Glamis, IAMGold and Meridian (August 2006); Yamana P/NAV and P/CF do not include Viceroy acquisition. EV/Resources Oz.includes non-gold value Attractive Valuation Yamana Peer Group

Total Gold Resources Yamana has one of the largest resource bases... Rising through the Intermediate Ranks Proven & Probable Measured & Indicated Inferred Measured, Indicated & Inferred Glamis Gold 15.728 6.733 19.479 26.212 Kinross Gold 24.749 6.097 2.914 9.011 IAMGold 4.678 10.796 3.281 14.077 PF Yamana 7.222 4.536 6.8601 11.8581 Eldorado 7.096 9.781 1.717 5.87 Agnico-Eagle 12.731 2.447 3.081 5.528 Centerra Gold 7.157 4.523 1.347 5.87 Randgold 5.42 3.04 3.21 6.25 Meridian 2.109 3.135 1.001 4.136 Source: Company reports. Measured, indicated and inferred resources excludes proven and probable reserves.

2007E Production 2008E Production Kinross Gold 1550 1739 Centerra Gold 704 884 PF Yamana 641 870.692 Glamis Gold 687 723 IAMGold 557 515 Eldorado 378 463 Agnico-Eagle 251 435 Randgold 417 427 Meridian 346 339 Rising through the Intermediate Ranks Gold Production Is one of the larger intermediate gold producers... Source: Various research reports.

Rising through the Intermediate Ranks 2007E Cash Costs 2008E Cash Costs Kinross Gold 306 294 Randgold 269 278 IAMGold 292 276 Centerra Gold 351 267 Eldorado 240 192 Glamis Gold 152 129 Agnico-Eagle -433 -60 PF Yamana 2 -78 Meridian -59 -94 Cash Costs And has one of the lowest cash cost profiles... Source: Various research reports.

Intermediate Gold Company Market Capitalization Rising through the Intermediate Ranks Mkt Cap Glamis Gold 6069 Kinross Gold 4329 Agnico-Eagle 4093 PF Yamana 3811 Meridian 2777 Centerra Gold 1961 IAMGold 1794 Eldorado 1518 Randgold 1484 Source: Company reports and Bloomberg. Fully-diluted market capitalization. As at August 16, 2006.

Overview of Pro Forma Yamana Pro Forma Yamana Share Price (August 16, 2006) TSX: C$11.20 (AMEX: US$10.05) Basic Shares 344 million Diluted Shares 380 million Market Capitalization (F.D.) US$3,811 million Cash US$216 million Cash-from-options US$234 million Debt US$0 Enterprise value US$3,361 million

San Andres Sao Vicente Sao Francisco Ernesto C1 Santa Luz Jacobina Fazenda Brasileiro Fazenda Nova Chapada Gualcamayo Yamana - a World Class Latin American Producer HONDURAS BRAZIL ARGENTINA Yamana Viceroy

Reserves & Resources Breakdown Mineral resources which are not mineral reserves do not have demonstrated economic viability. Readers should refer to the respective Annual Information Forms of Yamana, Viceroy and Desert Sun Mining Corp., each for the year ended December 31, 2005, and other continuous disclosure documents filed by each of Yamana and Viceroy since January 1, 2006 available at www.sedar.com, for further information relating to the mineral resources and mineral reserves of Yamana and Viceroy.